March 21, 2024

VIA EDGAR

David Plattner, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Norfolk Southern Corporation

PREC14A filed March 4, 2024

Filed by Ancora Advisors, LLC et al.

File No. 001-08339

Dear Mr. Plattner:

This letter is being submitted on behalf of Ancora Advisors, LLC and its affiliates (the “Filing Persons”) and the other persons named as participants (collectively, the “Participants”) in the above referenced materials filed on Schedule PREC14A on March 4, 2024 (such filing, the “Preliminary Proxy Statement”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated March 13, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. Today, the Filing Persons have filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

General

1.	Please identify EdgePoint Investment Group, Inc. and any of its relevant affiliates as participants in your solicitation, and make required associated disclosures accordingly. See Instruction 3 to Item 4 of Schedule 14A.

The Filing Persons appreciate the Staff’s comment and opportunity to respond. The Filing Persons do not believe that EdgePoint Investment Group, Inc. (“EdgePoint”) or any of its affiliates are “participants” in this solicitation. In the nomination Notice that the Filing Persons delivered to the Company on November 28, 2023, the Filing Persons indicated they were cooperating with EdgePoint. Prior to the filing of the Preliminary Proxy Statement, the Filing Persons terminated their arrangement with EdgePoint and ceased all cooperation with EdgePoint and its affiliates in connection with the 2024 Annual Meeting or any other matters relating to the Company.

March 21, 2024

Background of the Solicitation, page 8

2.	We note the following statement at the top of page 9: "On February 19, 2023, the EPA reported it had conducted 533 indoor home screenings and continued to monitor community air and water quality, sampling 52 wells in Ohio and Pennsylvania." We understand that Norfolk Southern's contractor, CTEH (not the EPA), conducted the indoor air screenings, under EPA oversight, and that Columbiana County and Norfolk Southern's contractor, Stantec (not the EPA), sampled private wells. Please revise accordingly, or advise.

The Filing Persons appreciate the Staff’s comment and advise the Staff that the EPA website which is dedicated to providing public updates on the East Palestine Derailment states that, as of February 19, 2023:

Air Monitoring & Indoor Air Screening

EPA continues real-time air monitoring and collecting air samples throughout the community. Air monitoring and sampling will continue until removal of heavily contaminated soil in the derailment area is complete and odors subside in the community.

EPA also continues to assist indoor air screenings in homes. To date, 533 homes have been screened with no exceedances for residential air quality standards. There are 15 homes scheduled for indoor air screening today.

Drinking Water

The Village of East Palestine’s municipal well water sample results show no water quality concerns. The Columbiana County Health District continues to sample private water wells. To date, 52 wells have been sampled, 49 in Ohio, and 3 in Pennsylvania. . . .

Derailment Site Soil

EPA continues to support Ohio EPA in the state’s ongoing and future cleanup activities for the incident, including water quality efforts.

March 21, 2024

Norfolk Southern continued scrapping and removing rail cars at the derailment location, excavating contaminated areas, removing contaminated liquids from affected storm drains, and staging recovered waste for transportation to an approved disposal facility. Water continues to be diverted from the upstream wetland area to Sulphur Run.1

In other publicly disclosed materials, the EPA indicates that contractors assisted with monitoring efforts,2 and other public sources indicate the involvement of contractors,3 but the Filing Persons are unable to identify verify the information with respect to Stantec and CTEH conducting the specific testing referenced at the top of page 9 in the Preliminary Proxy Statement, which information may be available to the Company.

In response to the Staff’s comment, therefore, the Filing Persons have removed the reference to the February 19, 2023 screening and monitoring of homes, air and soil after the East Palestine Derailment from the Revised Preliminary Proxy Statement.

3.	On page 11, please clarify that the $803 million and $966 million figures cited are not per-quarter amounts, but in each case reflected the total of such expenses for the year to date.

In response to the Staff’s comment, the Filing Persons have revised the reference accordingly on page 11 of the Revised Preliminary Proxy Statement.

4.	We note the following statement at the bottom of page 11: "Ultimately, the Company representatives agreed that the proposed meeting should include only representatives from the Ancora Parties and members of the Board" (emphasis added). It appears that the Company reluctantly agreed to Shaw's absence at the meeting in the interest of facilitating dialogue. Please revise to remove the impression that the Company preferred Shaw's absence.

In response to the Staff’s comment, the Filing Persons have revised the reference to CEO Alan Shaw’s absence at the proposed meeting on page 11 of the Revised Preliminary Proxy Statement.

Reasons for the Solicitation, page 16

5.	We note the reference on the bottom of page 16 to the company's employees "on average" making less than 1% of Shaw's annual compensation. Please provide factual support for such claim, or revise to reflect the fact that the relative pay cited is not based on the company's "average" employee, but rather on the "median" employee, as publicly disclosed pursuant to SEC rules.

1 EPA, “East Palestine, Ohio Train Derailment, Operational Updates, February 19, 2023, https://www.epa.gov/east-palestine-oh-train-derailment/operational-updates#feb423

2 See EPA Pamphlet, “EPA Shares Step-by-Step Soil Sampling Process – Residents May See Crews This Week,” (undated) https://www.epa.gov/system/files/documents/2023-03/East%20Palestine%20Information%20Update%203.14.23.pdf

3 See, e.g., Sharon Lerner, “The Company Testing Air in East Palestine Homes Was Hired by Norfolk Southern. Experts Say That Testing Isn’t Enough”, ProPublica, Mar. 11, 2023, https://www.propublica.org/article/east-palestine-ohio-norfolk-southern-cteh

March 21, 2024

In response to the Staff’s comment, the Filing Persons have revised the reference accordingly on page 16 of the Revised Preliminary Proxy Statement.

Voting and Proxy Procedures, page 31

6.	We note the statement on page 31 that proxy cards "in the absence of specific instructions, will be voted...'FOR' the election of the Acceptable Company Nominees." This differs from the lead-in to the proxy card itself, which does not yet indicate how discretionary authority as to Acceptable Company Nominees will be used. Please clarify. Please also consider revising the "absence of specific instructions" phrasing, which appears both on page 31 and on the proxy card, so as to avoid any possibility of such disclosure being interpreted in a manner inconsistent with the disclosure on undervoting that immediately precedes the list of director nominees on the proxy card.

In response to the Staff’s comment, the Filing Persons have revised the reference to discretionary voting on page 31 and the proxy card of the Revised Preliminary Proxy Statement.

7.	At the bottom of page 32, we note the following statement: "Therefore, a proxy marked 'WITHHOLD' with respect to a specific nominee will result in such nominee receiving fewer 'FOR' votes." Please revise or delete such disclosure so as to remove any impression that the casting of withhold votes directly reduces the number of "FOR" votes.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly on page 32 of the Revised Preliminary Proxy Statement.

8.	We note the disclosure at the top of page 33 referring to the company's proxy statement being "expected to disclose" the voting approval standard for the Bylaw Proposal. Please ensure that this statement is ultimately reconciled with the disclosure on page 29, which presents the applicable standard in a definitive manner and without reference to the company's proxy statement.

In response to the Staff’s comment, the Filing Persons has reconciled the disclosure relating to the voting approval standard for the Bylaw Proposal on page 29 of the Revised Preliminary Proxy Statement.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

March 21, 2024

Sincerely,

/s/ Richard Brand

Richard Brand, Esq.

Via-E-mail:

cc:	Jim Chadwick, President, Alternatives, Ancora Alternatives LLC

Nick Ramphal, Cadwalader, Wickersham & Taft LLP

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